

July 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: BNY Mellon ETF Trust II
        Issuer CIK: 0002025968
        Issuer File Number: 333-280471/811-23977
        Form Type: 8-A12B
        Filing Date: July 24, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of BNY Mellon Global Fixed
Income ETF and BNY Mellon Multi-Sector Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications